Movano Inc.

6800 Koll Center Parkway,

Pleasanton, CA 94566

May 24, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Movano Inc.

Registration Statement on Form S-3

File No. 333-264116

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), registrant Movano Inc. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern Time, on Wednesday, May 25, 2022, or as soon thereafter as is practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Patrick Rogers of K&L Gates LLP ((704) 331-5712; patrick.rogers@klgates.com). In addition, please notify Mr. Rogers when this request for acceleration has been granted.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the Securities Act as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely,

/s/ J. Cogan
J. Cogan
Chief Financial Officer